Exhibit 99.1

American Eagle Energy Announces Operations Update and Reports Results for First Quarter 2014

DENVER, CO—May 13, 2014—American Eagle Energy Corporation (NYSE MKT: AMZG) (“American Eagle” or the “Company”), announces operational update and financial results for the first quarter ended March 31, 2014. The Company intends to file its Quarterly Report on Form 10-Q with the U.S. Securities and Exchange Commission on or before Thursday, May 15, 2014.

Highlights

•	Closed separate transactions to bring the Company’s average working interest in the total Spyglass Area to 68% and the proved Spyglass Area to 67%, resulting in a total of approximately 45,600 net acres in the Spyglass area;
•	Added seven gross (3.0 net) operated wells to production, wich included a mix of Bakken and Three Forks wells in central and eastern Spyglass and a step-out well in western Spyglass;
•	April net production averaged approximately 2,250 barrels of oil equivalent per day (“BOEPD”);
•	American Eagle reports first quarter 2014 oil production of 148,048 barrels of oil equivalent (“BOE”), or an average of 1,645 BOEPD. First quarter production was up 69% from 972 BOEPD (87,471 BOE) year-over-year for the quarter ended March 31, 2013 (“YOY”) but down 12% from 1,879 BOEPD (172,829 BOE) quarter-over-quarter for the period ended December 31, 2013 (“QOQ”) due to severe cold weather;
•	Quarterly oil and gas sales of $12.5 million, up 64% YOY and down 7% QOQ;
•	Adjusted EBITDA* of $7.4 million;
•	Adjusted Cash Flow* of $4.6 million; and
•	Adjusted Net Income* of $0.8 million or $0.04 per diluted share.

* Non-GAAP financial measure. Please see Adjusted EBITDA, Adjusted Cash Flow and Adjusted Net Income descriptions and tables later in this earnings release for a reconciliation of these measures to their nearest comparable GAAP measure.

Management Comments

Brad Colby, President and CEO of American Eagle, said, “Despite the extremely cold winter in North Dakota, our operations team continued to move forward and successfully drilled, completed and brought onto production approximately seven (3.0 net) operated wells (four Bakken and three Three Forks) during the quarter. Our new wells added to production a number of Bakken wells which continued to successfully de-risk and delineate our Spyglass Bakken well locations and should be additive to future reserve reports. We also tested the far western Spyglass acreage with an American Eagle operated well that our JV partner financed. While the initial results on the test well were below other operated wells, we are still evaluating performance and have seen recent improvements in production rates. We are currently producing approximately 2,250 BOEPD and are completing wells that should be additive to second quarter results. The remainder of our 2014 development plan continues to focus on higher working interest wells in central and eastern Spyglass.”

First Quarter 2014 Financial and Operational Results

For the quarter ended March 31, 2014, the Company had oil and gas sales of $12.5 million, which represented an increase of 64% from $7.6 million when compared to the first quarter ended March 31, 2013 and a decrease of 7% from $13.5 million when compared to the fourth quarter ended December 31, 2013. This increase in revenue on a YOY basis is due primarily to production from 35 gross (16.3 net) operated wells in the Spyglass area producing in the Three Forks and Bakken formations during the first quarter 2014, compared to production from 13 gross (3.3 net) operated wells at the end of March 31, 2013 and 28 gross (13.7 net) operated wells as of December 31, 2013. The decrease in revenue on a QOQ basis is due primarily to the impact of severe cold weather in North Dakota. Oil represented 98% of revenue and 95% of production during the first quarter 2014.

Adjusted EBITDA for first quarter 2014 was $7.4 million, up 52% from $4.9 million for the first quarter ended March 31, 2013 but down 2% from $7.6 million for the fourth quarter ended December 31, 2013. The increase in Adjusted EBITDA on a YOY basis is due primarily to higher revenues from increased production which increased 69% YOY and a 1% increase in realized oil price when including the positive effect of hedges during the quarter, which was partially offset by higher lease operating expenses (“LOE”) per BOE and a higher differential when comparing realized oil price to benchmark oil prices such as West Texas Intermediate (“WTI”). The modest 2% decrease in Adjusted EBITDA on a QOQ basis is due primarily to a 12% decrease in average daily oil equivalent production and higher LOE per BOE, which was partially offset by higher realized oil prices and lower general and administrative expenses per BOE.

American Eagle added seven gross (3.0 net) operated wells to production during the quarter ended March 31, 2014. American Eagle’s first quarter 2014 realized oil price per barrel prior to the effect of hedges was positively impacted by a lower differential discount of about $11.57 relative to WTI due to an agreement that locks in a $10.75 discount to WTI for all 2014 operated oil production and compares with a differential discount of approximately $17.04 during the fourth quarter 2013. Lease operating expenses for the quarter ended March 31, 2014 were $15.36 per BOE, which were higher than normal due to weather conditions and increased workovers. The higher production and revenue helped to reduce per unit general and administrative expenses (“G&A”) on a YOY and QOQ basis, as G&A, excluding stock-based compensation, was $10.56 per BOE during the first quarter 2014 compared to $12.23 per BOE the previous year and $15.07 per BOE the previous quarter. Adjusted EBITDA per BOE for the quarter ended March 31, 2014 was $50.29, compared to $56.13 per BOE for the first quarter ended March 31, 2013 and $44.16 per BOE for the fourth quarter ended December 31, 2013.

	Three Months Ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2013	2013	2013	2013
Crude Oil Revenues ($000s)	$12,267	$13,272	$11,585	$10,366	$7,628
Natural Gas Revenues ($000s)	$72	$114	$26	$4	$1
Natural Gas Liquids Revenues ($000s)	$206	$115	$28	$0	$0

Net Production:
Crude Oil (Barrels)	140,841	164,923	123,343	117,000	87,440
Crude Oil Mix	95%	95%	98%	100%	100%
Natural Gas (Mcf)	11,370	20,055	6,333	981	187
Natural Gas Liquids (Barrels)	5,312	4,563	944	0	0

Total Net Production (BOE)	148,048	172,829	125,343	117,164	87,471
Quarter-Over-Quarter Increase	-14%	38%	7%	34%	44%

Average Daily Production (BOEPD)	1,645	1,879	1,362	1,288	972
Quarter-Over-Quarter Increase	-12%	38%	6%	32%	47%

Average Sales Prices:
Crude Oil Per Barrel	$87.10	$80.48	$93.92	$88.60	$87.23
Effect of Settled Oil Derivatives Per Barrel	$0.82	$4.16	$0.94	$0.00	$0.00
Crude Oil Net of Settled Derivatives Per Barrel	$87.92	$84.64	$94.86	$88.60	$87.23
Natural Gas Per Mcf	$6.37	$5.67	$4.09	$4.39	$5.70
Natural Gas Liquids Per Barrel	$38.83	$25.27	$29.67	$0.00	$0.00
Realized Price Per BOE	$85.52	$82.10	$93.78	$88.51	$87.21

Average Per BOE:
Lease Operating Expenses	$15.36	$13.59	$14.09	$15.31	$9.27
Production Taxes	$9.32	$9.28	$10.28	$9.89	$9.58
G&A Expenses, Excluding Stock-Based Compensation	$10.56	$15.07	$12.04	$8.31	$12.23
Total	$35.24	$37.94	$36.41	$33.51	$31.08

Adjusted EBITDA per BOE	$50.29	$44.16	$57.36	$54.99	$56.13

Well Development Activity

Since the Company’s March 26, 2014 operations update, it has continued to drill and complete wells successfully. In that update, American Eagle released preliminary results on wells that had not yet produced for a full 30 days. The first full 30 days of production on these wells is listed below:

		30-Day IP Rate	Lateral Length	Approximate	Infill Number
Well	Formation	BOEPD[1]	Feet	DSU[2] Acres	in DSU[2]
Tangedal 13-31-164-101 (30 & 31)	Three Forks	363	5,784	800	1st well in DSU, 1st Three Forks

Janice 2-3- 163-101 (3 & 10)	Bakken	276	9,473	1,280	4th well in DSU, 1st Bakken

[1]	IP Rate BOEPD is calculated taking the cumulative production from each well divided by the number of days each well has been on production. Results above are based on the first 30 days of production.
[2]	Drill spacing unit (“DSU”)

The initial results from the Tangedal 13-31 Three Forks well seem to confirm and expand the good quality area of the reservoir in the north central portion of the Spyglass acreage as was previously established by the offset wells, Lynda 15-32 to the east and the Stanley 8-1E to the south. The Janice 2-3 well-established, good Middle Bakken production in a DSU in the middle of the eastern Spyglass acreage.

Since the Company’s March 26, 2014 operations update, there are five additional operated wells that have produced an average of 30 days. The operated wells are listed below from the most easterly well listed first and moving to the west with the most westerly well listed last:

		30-Day IP Rate	Lateral Length	Approximate	Infill Number
Well	Formation	BOEPD[1]	Feet	DSU[2] Acres	in DSU[2]
Harvard State 16-36S-163-101 (1 & 12)	Bakken	190	9,924	1,280	4th well in DSU, 2nd Bakken

Uncompahgre State 14-36- 164-101 (25 & 36)	Bakken	233	5,885	800	3rdwell in DSU, 1st Bakken

Blackwatch 2-2N- 164-101 (26 & 35) Carry	Bakken	194	6,023	800	4th well in DSU, 2nd Bakken

Taylor 16-1E- 163-101 (5 & 6) Farm-Out	Bakken	358	9,915	1,280	2ndwell in DSU, 1st Bakken

Haugen 15-12- 163-103 (1 & 12) Farm-Out	Three Forks	91	9,677	1,280	1st well in DSU, 1st Three Forks

[1]	IP Rate BOEPD is calculated taking the cumulative production from each well divided by the number of days each well has been on production. Results above are based on the first 30 days of production.
[2]	Drill spacing unit (“DSU”)

The first three wells listed in the above table confirmed good Middle Bakken productivity in the northeastern corner of American Eagle’s operated block. Of particular significance is the Blackwatch 2-2N and Uncompahgre 14-36 wells that help define the eastern edge of the area surrounding the Silas 3-2 Bakken well.

The Taylor 16-1E well is a Bakken well and part of the Farm-Out well program with the JV partner that is in the central portion of the Spyglass acreage in the same DSU as the Stanley (Three Forks) well and exhibits similarly strong production results as the other wells in the surrounding area.

The Haugen 15-12 step-out well is a Three Forks completion and part of the Farm-Out well program with the JV partner. It is designed to test the far western edge of the Spyglass area close to the Montana border. The Haugen 15-12 produced an average of 91 BOEPD during the first 20 days of production with an apparent water-cut in excess of 90%. The well has shown some chemical emulsion problems that have resulted in fluctuating oil rates ranging from 60 to 192 barrels of oil per day. Although the initial results are disappointing, the Company is still evaluating the improving production trend observed over the last 10 days and will incorporate the production results over the next 30 to 60 days into the interpretation of the prospectivity of the Three Forks zone as we approach the western edge of our acreage position.

In addition to the wells listed above, the Company has one operated well that is producing but has not yet produced for 30 cumulative days, four operated wells that are in various stages of completion, one operated well that is awaiting completion, and two wells that are being drilled. Below is a list of operated wells that have spud but have not yet produced for 30 cumulative days:

			Lateral	Approximate	Infill Number
Well	Formation	Status	Length	DSU[1] Acres	in DSU[1]
Braelynne 2-2N 164-101 (26 & 35) Carry	Bakken	Producing (< 30 days)	Short	800	5th well in DSU, 3rd Bakken
Ella 3-15- 163-102 (15 & 22) Farm-Out	Three Forks	Completing	Long	1,280	1st well in DSU, 1st Three Forks

La Plata State 2-16- 163-101 (16 & 21) Carry	Three Forks	Completing	Long	1,280	2nd well in DSU, 2nd Three Forks

Shelly 3-2N- 164-102 (26 & 35)	Three Forks	Completing	Short	800	1st well in DSU, 1st Three Forks

Warren 4-2- 163-101 (2 & 11)	Bakken	Completing	Long	1,280	4th well in DSU, 1st Bakken

Murielle 9-1E- 163-101 (5 & 6)	Three Forks	Awaiting Completion	Long	1,280	3rd well in DSU, 2nd Three Forks

Richard 2-13N- 163-101 (1 & 12)	Three Forks	Drilling	Long	1,280	5th well in DSU, 3rd Bakken

George 3-1- 163-102 (1 & 12)	Three Forks	Drilling	Long	1,280	1st well in DSU, 1st Three Forks

[1] Drill spacing unit (“DSU”)

American Eagle plans to announce results of the wells once it has achieved approximately 30 days of cumulative production. The Company anticipates releasing results for wells in an operations update that will likely be after the end of June 2014, but before announcing second quarter 2014 operational results in August.

Operated Well Development Guidance

American Eagle currently has two rigs drilling in its Spyglass area. Thus far during the second quarter, the Company has spud two gross operated wells, is in the process of completing four gross operated wells and anticipates drilling and completing an additional two gross operated wells. At the current pace of development, American Eagle estimates that approximately six gross operated wells will be spud, completed and brought onto production each quarter.

For the remainder of 2014, American Eagle plans to drill a mix of Three Forks and Middle Bakken wells, with a weighting towards Three Forks wells. The Company will focus on developing wells with high working interests and giving effect for the increased working interests now expects to drill and complete a total of 24 gross (16 net) operated wells during 2014 for approximately $97 million. American Eagle also plans to participate in the development of non-operated wells in its Spyglass area and spend approximately $3 million to participate in less than one non-operated well. The Company’s total well development budget for 2014 is approximately $100 million.

2014 Production Volume Guidance

American Eagle has reaffirmed its production volume guidance to exit 2014 at over 3,000 BOEPD. As weather in the Williston Basin has recently improved, production volumes are expected to return to normal levels during second quarter 2014 with the added benefit of higher working interests that now average 68% in the Spyglass area following the acquisitions completed in March 2014. The Company estimates that its current production is approximately 2,250 BOEPD. American Eagle anticipates significant QOQ production volume growth during the third and fourth quarters of 2014 and overall is comfortable with consensus estimates for 2014 production volumes.

Liquidity and Shares Outstanding

As of March 31, 2014, American Eagle had approximately $50.1 million in cash, $108.0 million total debt outstanding and 30.4 million shares of common stock outstanding. American Eagle believes that its cash on hand, cash flow from operations, and anticipated additional availability under the $200 million credit facility driven by increased proved producing reserves should adequately fund its two-rig drilling program to drill 16 net operated wells per year in 2014 and well development at a similar pace in 2015.

Conference Call

American Eagle will host a conference call on Wednesday, May 14, 2014 at 10:00 a.m. Eastern Time (8:00 a.m. Mountain Time) to discuss financial and operational results for the quarter.

American Eagle Energy Corporation 1Q 2014 Financial and Operational Results Conference Call
Date:	Wednesday, May 14, 2014
Time:	10:00 a.m. Eastern Time
9:00 a.m. Central Time
8:00 a.m. Mountain Time
7:00 a.m. Pacific Time
Webcast:	Live and rebroadcast over the Internet at American Eagle website
Website:	www.americaneagleenergy.com
Telephone Dial-In:	877-407-9171 (toll-free) and 201-493-6757 (international)

Telephone Replay:	Available through Wednesday, May 21, 2014
877-660-6853 (toll-free) and 201-612-7415 (international)
Passcode: 13572777

ABOUT AMERICAN EAGLE ENERGY CORPORATION

American Eagle Energy Corporation is an independent exploration and production operator that is focused on acquiring acreage and developing wells in the Williston Basin of North Dakota, targeting the Bakken and Three Forks shale oil formations. The Company is based in Denver, CO. More information about American Eagle can be found at www.americaneagleenergy.com or by contacting investor relations at 303-798-5235 or ir@amzgcorp.com. Company filings with the Securities and Exchange Commission can be obtained free of charge at the SEC’s website at www.sec.gov.

SAFE HARBOR

This press release may contain forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts included in this press release regarding the Company’s financial position, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance are forward-looking statements. When used in this report, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “possible,” “target,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about, actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties and important factors (many of which are beyond the Company’s control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the amount we may invest, the location, and the scale of the drilling projects in which we intend to participate; our beliefs with respect to the potential value of drilling projects; our beliefs with regard to the impact of environmental and other regulations on our business; our beliefs with respect to the strengths of our business model; our assumptions, beliefs, and expectations with respect to future market conditions; our plans for future capital expenditures; and our capital needs, the adequacy of our capital resources, and potential sources of capital.

The Company has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. The Company does not assume any obligations to update any of these forward-looking statements.

AMERICAN EAGLE ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	March 31,	December 31,
	2014	2013
Current assets:
Cash	$50,081,532	$31,850,161
Trade receivables	8,955,900	17,919,518
Income tax receivable	25,000	-
Prepaid expenses	213,858	68,194
Total current assets	59,276,290	49,837,873
Equipment and leasehold improvements, net of accumulated depreciation and amortization of $356,524 and $322,437, respectively	221,598	173,516
Oil and gas properties, full-cost method – subject to amortization, net of accumulated depletion of $16,312,547 and $12,849,063, respectively	237,324,350	155,145,039
Oil and gas properties, full-cost method – not subject to amortization	2,487,322	2,487,158
Marketable securities	1,016,024	1,049,944
Other assets	7,123,972	7,503,612
Total assets	$307,449,556	$216,197,142

Current liabilities:
Accounts payable	$53,830,430	$41,842,068
Current derivative liability	1,260,380	64,737
Current portion of long-term debt	4,800,000	3,000,000
Total current liabilities	59,890,810	44,906,805
Asset retirement obligation	1,293,720	1,059,689
Noncurrent portion of long-term debt	103,200,000	105,000,000
Noncurrent derivative liability	1,377,331	749,872
Deferred taxes	4,755,465	5,385,954
Total liabilities	170,517,326	157,102,320
Stockholders’ equity:
Common stock, $.001 par value, 48,611,111 shares authorized, 30,370,537 and 17,712,151 shares outstanding	30,371	17,712
Additional paid-in capital	145,937,382	67,197,521
Accumulated other comprehensive income (loss)	107,588	(5,747)
Accumulated deficit	(9,143,111)	(8,114,664)
Total stockholders’ equity	136,932,230	59,094,822
Total liabilities and stockholders’ equity	$307,449,556	$216,197,142

AMERICAN EAGLE ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Three-Month Periods
	Ended March 31,
	2014	2013
Oil and gas revenues	$12,545,479	$7,628,707
Operating expenses:
Oil and gas production costs	3,652,876	1,648,534
General and administrative expenses	2,017,538	1,307,333
Depreciation, depletion and amortization	3,635,919	1,274,923
Impairment of oil and gas properties	-	1,525,027
Total operating expenses	9,306,333	5,755,817
Total operating income	3,239,146	1,872,890
Other income (expense)
Interest income	641	3,156
Dividend income	15,797	17,240
Interest expense	(3,214,952)	(418,340)
Realized gains on derivatives	115,648	-
Unrealized loss on derivatives	(1,823,102)	(27,507)
Total other income (expense)	(4,905,968)	(425,451)

Income (loss) before taxes	(1,666,822)	1,447,439

Income tax expense (benefit)	(638,375)	1,092,092

Net income (loss)	$(1,028,447)	$355,347
Net income (loss) per common share:
Basic	$(0.06)	0.03
Diluted	$(0.06)	$0.03

Weighted average number of shares outstanding:
Basic	18,556,695	12,472,642
Diluted	18,556,695	12,889,584

AMERICAN EAGLE ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Three-Month Periods
	Ended March 31,
	2014	2013
Cash flows from operating activities:
Net income (loss)	$(1,028,447)	$355,347
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash transactions:
Stock-based compensation	454,026	237,348
Depreciation, depletion and amortization	3,635,919	1,274,923
Accretion of discount on asset retirement obligation	21,906	2,631
Amortization of deferred financing costs	379,640	45,231
Provision for deferred income tax expense (benefit)	(630,489)	1,091,636
Impairment of oil and gas properties	-	1,525,027
Unrealized loss on derivatives	1,823,102	27,507
Changes in operating assets and liabilities:
Income taxes receivable	(25,000)	-
Trade receivables	4,374,671	5,510,325
Prepaid expense	(145,785)	(67,381)
Accounts payable	(1,475,176)	481,359
Net cash from operating activities	7,384,367	10,483,953
Cash flows used for investing activities:
Additions to oil and gas properties	(67,349,728)	(13,923,555)
Additions to equipment and leasehold improvements	(82,169)	(3,453)
Purchases of equity securities	(8,940)	-
Decrease in amounts due to Carry Agreement partner	-	(2,450,723)
Net cash used for investing activities	(67,440,837)	(16,377,731)
Cash flows from financing activities:
Proceeds from issuance of stock	78,298,494	4,000,000
Proceeds from issuance of long-term debt	-	2,000,000
Repayment of long-term debt	-	(970,803)
Net cash from financing activities	78,298,494	5,029,197
Effect of exchange rate changes on cash	(10,653)	(83,425)
Net change in cash	18,231,371	(948,006)
Cash - beginning of period	31,850,161	19,057,727
Cash - end of period	$50,081,532	$18,109,721

	For the Three-Month Periods
	Ended March 31,
	2014	2013
Net income (loss)	$(1,028,447)	$355,347
Other comprehensive income (loss):
Unrealized gains (losses) on securities, net of tax	(42,860)	(1,587)
Foreign currency translation adjustments	156,195	(99,958)
Comprehensive income (loss)	$(915,112)	$253,802

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to reporting net income (loss) as defined under GAAP, American Eagle also presents net earnings before interest income, dividend income, interest expense, income taxes, depletion, depreciation, and amortization, non-cash expenses related to stock-based compensation, impairment of oil and gas properties, loss on early extinguishment of debt, and unrealized loss (gain) from mark-to-market on derivatives recognized under ASC Topic 718 (“Adjusted EBITDA”), which is a non-GAAP performance measure. Adjusted EBITDA consists of net earnings after adjustment for those items described in the table below. Adjusted EBITDA does not represent, and should not be considered an alternative to GAAP measurements, such as net income (loss) (its most directly comparable GAAP measure), and the calculations thereof may not be comparable to similarly titled measures reported by other companies. By eliminating the items described below, American Eagle believes the measure is useful in evaluating its fundamental core operating performance. The Company also believes that Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. American Eagle’s management uses Adjusted EBITDA to manage its business, including in preparing its annual operating budget and financial projections. Management does not view Adjusted EBITDA in isolation and also uses other measurements, such as net income (loss) and revenues to measure operating performance. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013

Net income (loss)	($1,028,447)	($462,160)	($936,237)	$2,637,484	$355,347
Less: Interest income	(641)	(6,964)	(1,700)	(1,472)	(3,156)
Less: Dividend income	(15,797)	(16,523)	(16,697)	(16,982)	(17,240)
Add: Interest expense	3,214,952	3,207,039	1,315,865	414,797	418,340
Add: Income tax expense (benefit)	(638,375)	130,056	(646,123)	1,192,691	1,092,092
Add: Depletion, depreciation and amortization	3,635,919	4,158,124	2,524,039	2,116,378	1,274,923
Add: Stock-based compensation	454,026	375,756	302,842	287,172	237,348
Add: Impairment of oil and gas properties	-	206,508	-	-	1,525,027
Add: Loss on early extinguishment of debt	-	-	3,713,972	-	-
Add: Unrealized (gain) loss on derivatives	1,823,102	39,569	934,287	(186,754)	27,507
Adjusted EBITDA	$7,444,739	$7,631,405	$7,190,248	$6,443,314	$4,910,188

Adjusted Cash Flow

In addition to reporting net income (loss) as defined under GAAP, American Eagle also presents cash flow after paying interest expense (“Adjusted Cash Flow”), which is a non-GAAP performance measure. Adjusted Cash Flow consists of Adjusted EBITDA after adjustment for those items described in the table below. Adjusted EBITDA does not represent, and should not be considered an alternative to GAAP measurements, such as net income (loss) (its most directly comparable GAAP measure), and the calculations thereof may not be comparable to similarly titled measures reported by other companies. By eliminating the items described below, American Eagle believes the measure is useful in evaluating its fundamental core operating performance. The Company also believes that Adjusted Cash Flow is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. American Eagle’s management uses Adjusted Cash Flow to manage its business, including in preparing its annual operating budget and financial projections. Management does not view Adjusted Cash Flow in isolation and also uses other measurements, such as net income (loss) and revenues to measure operating performance. The following table provides a reconciliation of Adjusted EBITDA to Adjusted Cash Flow for the periods presented:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013

Adjusted EBITDA (1)	$7,444,739	$7,631,405	$7,190,248	$6,443,314	$4,910,188
Less: Interest expense	(3,214,952)	(3,207,039)	(1,315,865)	(414,797)	(418,340)
Add: Amortization of deferred financing	379,640	327,922	161,758	66,944	45,231
Adjusted Cash Flow	$4,609,427	$4,752,288	$6,036,141	$6,095,461	$4,537,079

(1) See previous table for reconciliation of net income (loss) to Adjusted EBITDA.

Adjusted Income

In addition to reporting net income (loss) as defined under GAAP, American Eagle also presents net earnings before the impairment of oil and gas properties, loss on early extinguishment of debt, and the effect of unrealized loss (gain) from mark-to-market on derivatives (“adjusted income (loss)”), which is a non-GAAP performance measure. Adjusted income (loss) consists of net earnings after adjustment for those items described in the table below. Adjusted income (loss) does not represent, and should not be considered an alternative to GAAP measurements, such as net income (loss), and the calculations thereof may not be comparable to similarly titled measures reported by other companies. By eliminating the items described below, American Eagle believes the measure is useful in evaluating its fundamental core operating performance. The Company also believes that adjusted income (loss) is useful to investors because similar measures are frequently used by securities analysts, investors, and other interested parties in their evaluation of companies in similar industries. American Eagle’s management uses adjusted income (loss) to manage its business, including in preparing its annual operating budget and financial projections. Management does not view adjusted income (loss) in isolation and also uses other measurements, such as net income (loss) and revenues to measure operating performance. The following table provides a reconciliation of net income (loss), to adjusted income (loss) for the periods presented:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013

Net income (loss)	($1,028,447)	($462,160)	($936,237)	$2,637,484	$355,347
Add: Impairment of oil and gas properties	-	206,508	-	-	1,525,027
Add: Loss on early extinguishment of debt	-	-	3,713,972	-	-
Add: Unrealized lossed on derivatives	1,823,102	39,569	934,287	(186,754)	27,507
Adjusted Income / (Loss)	$794,655	($216,083)	$3,712,022	$2,450,730	$1,907,881

Adjusted Income per share - basic	$0.04	($0.02)	$0.28	$0.20	$0.15
Adjusted Income per share - diluted	$0.04	($0.01)	$0.27	$0.19	$0.15

Weighted average shares - basic	18,556,695	13,961,688	13,223,608	12,517,087	12,472,642
Weighted average shares - diluted	19,205,118	14,598,836	13,732,595	12,992,218	12,889,584

CORPORATE CONTACT:

Marty Beskow, CFA

Vice President of Capital Markets and Strategy

American Eagle Energy Corporation

720-330-8378

ir@amzgcorp.com

www.americaneagleenergy.com